As submitted to the Securities and Exchange Commission on May 14, 2004

Registration No. 333-97551

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE

AMENDMENT NO. 1 TO

FORM F-3

REGISTRATION STATEMENT

Under

The Securities Act of 1933

ICOS VISION SYSTEMS CORPORATION NV

(Exact name of registrant as specified in its charter)

Belgium	Not Applicable
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification Number)

Research Park Haasrode – Zone 1

Esperantolaan, 9

3001 Heverlee, BELGIUM

(011) 32 16 398 220

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Masoud (Max) Mirgoli, General Manager

ICOS Vision Systems, Inc.

2000 Wyatt Drive – Suite 13

Santa Clara, CA 95054

(408) 567-9511

(Name, Address and Telephone Number of Agent for Service)

Copies to:

Philip J. Flink, Esquire

Brown Rudnick Berlack Israels LLP

One Financial Center

Boston, Massachusetts 02111

Tel: (617) 856-8200

Fax: (617) 856-8201

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under Securities Act of 1933, please check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

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The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Mr. Verjans may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is prohibited.

Subject to Completion,

Dated May 14, 2004

ICOS VISION SYSTEMS CORPORATION NV

1,200,000 Shares of Common Stock

Mr. Joseph Verjans is selling all of the shares of common stock offered by this prospectus. We will not receive any of the proceeds from the sale of these shares. Mr. Verjans may offer the common stock through public or private transactions, at prevailing market prices, or at privately negotiated prices.

All or a portion of the stock offered hereby may be offered by Mr. Verjans for sale, from time to time, on the NASDAQ National Market and on Euronext Brussels under the symbol “IVIS.” On May 13, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $ 28.05 per share.

AN INVESTMENT IN THE COMMON STOCK OFFERED BY THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated May 14, 2004.

DISCLAIMER REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus are forward-looking statements that are subject to risks and uncertainties. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

In essence, forward-looking statements are predictions of future events. Forward-looking statements include statements of our plans, objectives, expectations and intentions. Also, words such as “may,” “will,” “should,” “could,” “would,” “expects,” “anticipates,” “believes,” “plans,” “intends,” or other variations of these terms, or comparable terminology, often denote forward-looking statements. Although we would not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. Actual results may differ materially from those we anticipate due to a number of uncertainties, many of which we are not aware. We urge you to consider the risks and uncertainties discussed under “Risk Factors” below and in the other documents filed with the SEC that we refer you to in evaluating our forward-looking statements.

You should understand also that we have no plans to update our forward-looking statements. Our forward-looking statements are accurate only as of the date of this prospectus, or in the case of forward-looking statements in documents incorporated by reference, as of the date of those documents. Except as otherwise required by law, we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained in this prospectus to reflect any change in our expectations or any change in events, conditions or circumstances on which any of the forward-looking statements are based.

PROSPECTUS SUMMARY

This summary provides an overview of selected information and may not contain all of the information that is important to you. You should read the entire prospectus carefully, including the financial data, related notes and the information we have incorporated by reference before making an investment decision.

About ICOS Vision Systems Corporation NV

ICOS Vision Systems Corporation NV is a leading world-wide developer and supplier of inspection equipment primarily for use in the back-end semiconductor manufacturing industry. Our products consist of stand-alone inspection equipment and board-level and system-level inspection systems. The stand-alone inspection equipment, our primary product line, performs the final inspection and taping of integrated circuits, the last step in the semiconductor manufacturing process, and is sold primarily to end-users in the back-end semiconductor industry. Our board-level and system-level inspection systems are sold to original equipment manufacturers for integration at various stages of the semiconductor packaging process and in electronic assembly.

We believe we offer the most comprehensive line of inspection products in our target markets. Based on a single modular platform, our products can be combined in multiple configurations depending on the application and the customer’s requirements. In addition, our products combine our proprietary three-dimensional measurement with two dimensional measurements and inspections to offer cost-effective, accurate and flexible solutions to our customers.

The manufacturing of semiconductors involves front-end wafer processing, followed by back-end assembly, packaging and testing. In front-end processing, integrated circuits are deposited and etched on the surface of a silicon wafer. During back-end assembly, the wafers are typically diced and packaged into separate semiconductor chips. These chips are then marked with identifying text, electrically tested and optically inspected. In electronic assembly, the finished semiconductor chips are connected to a printed circuit board, which requires precision in both the packaging and positioning of the chips to ensure proper mounting.

We are a Belgian corporation and were incorporated on July 27, 1989. Our principal executive offices and headquarters are located at Research Park Haasrode, Zone 1, Esperantolaan 8, 3001 Heverlee, Belgium and our telephone number is (011) 32-16-39-82-20. Our United States operations are conducted by our wholly owned subsidiary, ICOS Vision Systems, Inc., a Delaware corporation. Its headquarters are located at 2000 Wyatt Drive, Suite #13, Santa Clara, California 95054 and its telephone number is 408-567-9511.

About the Offering

Mr. Verjans may offer and sell up to 1,200,000 shares of our common stock under this prospectus. We will not receive any proceeds from Mr. Verjans’ sales.

Mr. Verjans obtained these securities in various transactions, mainly in the period from 1989 through 1996. Mr. Verjans became our Chief Executive Officer when he joined us in 1984. He served as President and Chairman of our Board of Directors since 1989. Effective April 1, 2002, Mr. Verjans retired as President and Chief Executive Officer. He continues to serve us as Chairman of our Board.

We prepared this prospectus upon Mr. Verjans’ request.

RISK FACTORS

This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following Risk Factors and elsewhere in this prospectus.

Risk Factor Relating to Our Industry

The cyclical demand of the semiconductor and electronic assembly industries affects our operating results and a continued downturn in these industries may seriously harm our operating results.

Virtually all of our revenues are directly or indirectly dependent on capital expenditures by manufacturers in the semiconductor and electronic assembly industries. Capital expenditures by manufacturers in these industries are, in turn, dependent on the current and anticipated market demand for semiconductors and electronic components. Both the semiconductor and electronic assembly industries are highly cyclical and are subject to frequent and significant fluctuations in demand. For example, in 1996 and in 1998, the semiconductor industry experienced significant downturns. As a result of these downturns, manufacturers in this industry sharply decreased their capital expenditures, particularly expenditures in back-end semiconductor manufacturing equipment. Consequently, sales of our products were adversely affected by each of those downturns. Recently, the semiconductor equipment industry again experienced another, severe downturn that adversely affected our operating results from the fourth quarter of 2000 through the first half of the fiscal year 2003. With the increased demand and pick-up of deliveries in this industry in the second half of the fiscal year 2003, it appears that the downturn may have ended. However, we cannot guarantee that the current upturn in the semiconductor industry will continue and, even if it does continue, we cannot guarantee that our revenue growth, profitability or success will track the upturn. Our operations will continue to be dependent on capital expenditures by semiconductor and electronic component manufacturers which, in turn, will continue to be largely dependent on the fluctuating market demand for semiconductors and electronic components. Current and future fluctuations, downturns or slowdowns in the semiconductor or electronic assembly industries could lead to fluctuating and/or reduced revenues, and may cause us to incur losses.

Risk Factors Relating to Our Operations

Our operating results fluctuate significantly, which could negatively impact our business and our stock price.

Our revenues, margins and other operating results can fluctuate significantly from quarter to quarter depending upon a variety of factors, including:

•	the level of demand for semiconductors and electronic components in general;
•	cycles in the market for back-end semiconductor manufacturing equipment and electronic components;
•	availability of components and raw materials;
•	the timing, rescheduling, cancellation and size of orders from our customer base;
•	our ability to manufacture, test and deliver products in a timely and cost-effective manner;
•	the extent of our success in winning competitions for orders;
•	our failure to anticipate changing customer requirements;
•	the timing of our new product announcements and introductions, and those of our competitors;
•	the mix of products we, our suppliers and our competitors sell;
•	competitive pricing pressures; and
•	the timing of any acquisitions and related costs.

If our revenue and operating results fail to meet quarterly expectations, our stock price may be harmed.

Our gross margins may vary greatly depending on competitive pricing pressures and our mix of product sales. Our stand-alone inspection machine products generally have lower margins than our system-level and board-level products. Exchange rate fluctuations and general economic and other conditions affecting the timing of customer orders will also affect our operating results. A substantial portion of revenues in a given quarter may depend on obtaining and fulfilling orders for products to be manufactured and shipped in the same quarter that the orders are received. A delay in shipments near the end of a period, due to customer cancellations, product development delays or delays in obtaining materials, for example, could harm our operating results for that period. Our stock price and business may be harmed if our sales for a particular period are below expected levels.

Demand for our products can fluctuate rapidly and unpredictably, which makes it difficult to manage our businesses efficiently and can harm our operating results.

Our expense levels are based in part on our expectations of future demand for our products. Many of our expenses, particularly those relating to research and development, capital equipment and ongoing customer service and support, represent significant fixed costs and investments that we may not be willing or able to reduce quickly. The rapid and unpredictable shifts in demand for our products make it difficult to plan manufacturing capacity and business operations efficiently. If demand is significantly below expectations we may be unable rapidly to reduce our fixed costs, which can diminish gross margins and cause losses. A sudden downturn may also leave us with excess inventory, which may be rendered obsolete or overvalued as products evolve during the downturn and demand shifts to newer products or prices fall. For example, as a result of the last industry downturn, we recorded € 6.0 million of inventory write-downs in 2001. Our ability to reduce expenses is further constrained because we must continue to invest in research and development to maintain our competitive position and to maintain service and support for our existing global customer base. Conversely, in sudden upturns, we may incur significant expenses to expedite delivery of components, procure scarce components and outsource additional manufacturing processes. These expenses could reduce our gross margins and overall profitability. Any of these results could seriously harm our business.

Our business and operating results may be harmed if we fail to keep pace with the rapid technological developments in our industry or if we fail to introduce new products in a timely and cost-effective manner.

The market for our products is characterized by rapidly changing technology. Our future success will depend upon our continued ability, on a timely and cost-effective basis, to enhance our existing products and to develop and introduce new products. These enhanced and new products must satisfy our customers’ constantly changing requirements and adequately address technological developments. Otherwise, our products could be rendered obsolete by new customer requirements that we cannot satisfy or the emergence of new technologies upon which we cannot capitalize. If we fail to develop, manufacture and sell new products and product enhancements in quantities sufficient to offset a decline in revenues from existing products, or to manage product and related inventory transitions successfully, our revenues could significantly decrease and our business could suffer. Our products are increasingly complex and, as a result, significant delays can occur between a product’s initial introduction to the market and commencement of volume production. As technology in the semiconductor industry becomes more sophisticated, we may find it increasingly difficult to design and integrate complex technologies into our systems.

Successful product development and introduction depends on a number of factors, including:

•	accurately identifying and defining new product requirements and market opportunities;
•	successfully hiring, training and maintaining appropriate research and development personnel;
•	the definition of a product’s technical specifications;
•	the successful exploitation of new technologies;
•	completing and introducing new product designs in a timely manner;
•	procuring adequate supplies of specialized components;
•	efficient implementation of assembly processes;

•	timely transitions to high-volume manufacturing;
•	product performance in the field;
•	market acceptance of our products and our customers’ products;
•	development of a comprehensive, integrated product and marketing strategy; and
•	efficient implementation and installation, as well as the availability and quality of, technical support services.

We must expend significant financial and management resources to develop new and enhance current products. Our inability to select, develop, manufacture and market new products or enhance our existing products could cause us to lose our competitive position and could seriously harm our businesses.

Some of our products may contain errors or defects that could result in lost revenue, and delayed or limited market acceptance.

Our new products or enhancements, particularly those with high software content, may contain errors or performance problems when first introduced, when new versions are released or even after products or enhancements have been used for a period of time. Despite the comprehensive pre-installation testing we conduct, such defects may be discovered only after a product has been installed and used by customers. Such errors or performance problems could result in expensive and time consuming design modifications, damaged customer relationships and, ultimately, a loss of market share.

Because the market for some applications of our products is relatively new, we do not know whether existing and potential customers will purchase these products in sufficient quantities for us to realize profits from these products.

The markets for some applications of our products in the back-end semiconductor manufacturing, electronic assembly and related markets are at a relatively early stage of development and customer acceptance. These markets may never develop further and our products may not achieve broad market acceptance. For example, some of our products have only been incorporated in commercially available original equipment manufacturer equipment or sold to end-users on a limited basis. Customers may not accept use of this product for all of its intended applications. If this product fails to penetrate the market sufficiently, we may not realize profits from its sale. Various factors could inhibit growth of the market for, and market acceptance of, our products, including:

•	the failure of our marketing and sales efforts to demonstrate to our current and prospective original equipment manufacturer customers, their end-users and our end-user customers the various applications, uses and benefits of our products;
•	customer and end-user reaction to our products;
•	the price and performance of our products, the products of our original equipment manufacturer customers, and the products of our competitors;
•	the growth of the back-end semiconductor manufacturing, electronic assembly and related markets; and
•	continuing increases in the automation and integration requirements for equipment in these markets.

The failure or inability of our original equipment manufacturer customers to market or sell our products effectively could harm our business.

We derive a substantial portion of our revenues from sales of our products to original equipment manufacturers that incorporate our products into their equipment. Therefore, the revenues we receive from these sales significantly depend on the ability of these original equipment manufacturers to develop, market and sell equipment incorporating our products in a timely, cost-effective manner. We cannot guarantee and have no control over the success of our original equipment manufacturer customers’ development, marketing, and sales efforts. A decrease in their sales volume will directly and adversely affect our sales volume. Furthermore, our original equipment manufacturer customers could develop products that compete with our products. These original equipment manufacturers could give higher priority to the use and sale of their competitive products. In addition, our original equipment manufacturer customers may incorporate competing vision or inspection systems in their products in response to their end-user customer requirements.

Our lengthy sales cycle requires us to incur significant expenses with no assurance that we will generate revenues.

We generally do not receive exclusive, long-term purchase commitments from our original equipment manufacturer customers. We may spend substantial amounts of time and money in pursuit of sales to original equipment manufacturers and never receive any revenues for our efforts. Original equipment manufacturers demand highly reliable products and often require up to several months to evaluate and test our products before deciding whether to integrate them into their equipment. During this evaluation and testing process, we are frequently required to expend significant engineering, technical, financial and other resources in adapting our products to the original equipment manufacturers’ equipment and proposed applications. The failure of original equipment manufacturers to purchase our products after we expend significant resources toward this end may have a material adverse impact on our business, financial condition and results of operations.

Our operating results would be harmed if one of our key suppliers fails to deliver components for our products.

We rely on one or only a limited number of suppliers for certain key components and subassemblies for our products. Our inability to obtain components in required quantities and of acceptable quality could result in significant delays or reductions in product shipments. This could create customer dissatisfaction, cause lost revenues and otherwise materially and adversely affect our operating results. We do not have long-term purchasing arrangements with our suppliers. Obtaining an alternative source of supply of handlers, for example, which are a critical subassembly for most of our stand-alone inspection machine products, could involve significant delays and other costs and may not be available on reasonable terms, if at all. The failure of a component supplier or contract assembler to provide acceptable quality and timely components or assembly service at an acceptable price, or an interruption of supplies from such a supplier as a result of a change in control, fire, nature calamity, strike or other significant event could materially and adversely affect our business, financial condition and results of operations. We have no control over and cannot guarantee the continuity of our suppliers’ business. Some of our suppliers have been forced to terminate their activities because of market circumstances or financial problems. Though such closures have not caused delays in the delivery of our products in the past, we cannot guarantee the timely delivery of our products in the future if other suppliers cease or limit their operations. Our dependence on these suppliers could harm our ability to negotiate the terms of our future business relationships with them. In addition to general risks associated with reliance on limited sources of supply, many of our suppliers are located in various countries in Europe and Asia. As a result, our relationships with these suppliers are subject to political, legal, economic and other uncertainties.

Our product quality may suffer because we rely on subcontractors to manufacture our products.

We rely on subcontractors in Europe and Asia for the assembly of our products. Though we inspect and internally test the inspection components (such as, for example, cameras, optical subsystems, vision systems, etc.) of our products prior to final assembly, and we maintain on-site quality inspection staff at most subcontractors, our reliance on subcontractors gives us less control over the manufacturing process. This lack of control exposes us to significant risks, especially inadequate capacity, late delivery, substandard quality and high costs. Our ability to provide customers with products on a timely basis depends, in part, on our ability to develop accurate forecasts for customer volume requirements, convey these requirements to our subcontractors, and the subsequent ability of the contractors to deliver these requirements to us on a timely basis. We may experience disruption in obtaining products and may be unable to develop alternatives in a timely manner, and therefore may have to delay shipping products to our customers. These outcomes could damage our relationships with customers. Any increased costs, delays in shipping or damage to customer relationships could seriously harm our business.

Because we rely on a limited number of customers for a significant portion of our revenues, the loss of any of these customers could substantially harm our operating results.

We receive a significant portion of our revenues in each fiscal period from a relatively limited number of customers. The loss of one or more of these major customers, or a decrease in orders by one or more customers, could significantly and adversely affect our operating results. Our customers generally do not enter into long-term agreements obligating them to purchase our products. They may cease purchasing our products at any time and are free to purchase products from our competitors. A loss of, reduction or delay in orders from our significant customers, including reductions or delays due to market, economic or competitive conditions in the semiconductor or electronic assembly industries, could have a material adverse effect on our business, financial condition and results of operations.

In fiscal 2003, we had two significant customers that accounted for approximately 12% and 11%, respectively, of our total revenues during the year, and sales to our top five customers accounted for approximately 41% of total revenues during the year. We anticipate that also in the future, a significant portion of our revenues will continue to be derived from a relatively small number of customers.

Much of our success and value lies in our ownership and use of intellectual property, and our failure to protect that property may adversely affect our future operations.

Our ability to compete is strongly impacted by our ability to protect our intellectual property. We primarily rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions and, to a lesser extent, patents, to protect our proprietary rights. The steps we have taken to protect our technology may be inadequate.

Existing trade secret, trademark and copyright laws offer only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. The laws of some countries in which our products are or may be developed, manufactured or sold, including certain countries in Asia, may not protect our proprietary rights to the extent of the laws of European countries or the United States. This may make the possibility of piracy of our technology and products more likely. In addition, we may be required to share some of our proprietary information when outsourcing our manufacturing to third parties. We cannot assure that our means of protecting our proprietary rights will be sufficient to prevent misappropriation of our technology or that our competitors will not independently develop comparable or superior technologies without violating our proprietary rights.

Our patents may be invalidated or circumvented. Currently, we have one patent (expiring 2011) issued in the United States, Europe, Japan, Belgium and certain other territories for the 3D-dual shadow method for lead coplanarity and four pending patent applications in several jurisdictions with respect to 3D-inspection methods and component handling techniques. We cannot assure that any patents issued to us will provide sufficient protection against competitors. Failure of our patents to do so could have a material adverse effect on our business, financial condition and results of operations.

Aspects of our operations, technologies or products could infringe on the intellectual property rights of others.

We have been, and may be in the future, notified that we may be infringing the intellectual property rights of others. Other companies may hold or obtain patents on inventions or may otherwise claim proprietary rights to technology necessary to our business. We cannot predict the extent to which we may be required to seek licenses or alter our products so that they no longer infringe the rights of others. We cannot guarantee that the terms of any licenses we may be required to seek will be reasonable. Similarly, changing our products or processes to avoid infringing the rights of others may be costly or impractical or could detract from the value of our products. A party making a claim of infringement could secure a judgment that requires us to pay substantial damages, or which includes an injunction or other court order that could prevent us from selling our products. Third parties could assert that any of our issued patents are overly broad or invalid, or that our technology and products infringe third party patents or other intellectual property rights. As a result of such assertions, and regardless of their validity or invalidity, we could be required to pay royalties or to enter into licensing arrangements. Any claim of infringement by a third party could also cause us to incur substantial costs defending against the claim, even if the claim is invalid, and could distract the attention of our management and technical personnel. Any of these events could seriously and permanently harm our business.

Our business may be harmed by infringement claims of Scanner Technologies.

In July 2000, we were served with a Summons and Complaint by Scanner Technologies Corporation (“Scanner”) in the United States District Court, Southern District of New York. The Complaint alleged that certain of our products, which relate to stereo vision inspection of ball grid array, chip scale package and bumped wafer products, infringe U.S. Patent Numbers 6,064,756 and 6,064,757. Although we believe that our technology and products did not infringe any of these patents, we settled the case in 2003 for the majority of the systems we sold in the United States, those containing one light source. For the remainder of the systems, those containing two light sources, the District Court ruled in summary judgment that we were not infringing the patents. Scanner appealed this ruling and on April 23, 2004, the United States Court of Appeals for the Federal Circuit vacated the District Court’s summary judgment decision on a narrow issue of patent claim construction, ruling that a literal reading of Scanner Technologies’ patents at issue covered stereo vision inspection systems with more than one light source, and remanded the case to the District Court for further proceedings based upon this new construction. The Appeals Court ruling did not address whether any of our products infringe any patent claims of Scanner Technologies or whether any of those claims, including those relating to more than one light source, are valid. We will continue to vigorously defend our interests. While we continue to believe that we do not infringe any valid patents of Scanner Technologies, ongoing litigation can be costly and time consuming, and we cannot guarantee that we will prevail. If Scanner were to prevail, it could obtain damages or expenses relating to the limited number of systems we have sold in the United States, and enjoin us from further selling the infringing products or otherwise infringing Scanner’s patents in the United States.

We face significant competition, which could decrease demand for our products and reduce our market share.

The markets for our products are intensely competitive. We may be unable to compete successfully. We believe that the principal competitive factors in the back-end semiconductor manufacturing and electronic assembly markets are product performance, including speed, accuracy and reliability, cost-effectiveness, quality, price, timeliness in delivering finished products, flexibility in adapting products to customers’ needs, and customer support. The relative importance of these competitive factors may change over time.

We compete with other vendors of machine vision and inspection systems, with companies offering products based on alternative technologies, with the internal engineering efforts of our current and prospective customers, and with local companies in the various geographic markets in which we operate. Our competitors include Cognex Corporation, Robotic Vision Systems, Inc., Yasunaga Ltd., Semiconductor Technologies and Instruments Pte Ltd., and August Technology Corporation. Certain of our competitors and potential competitors may have substantially greater manufacturing, financial, systems, and marketing resources than we have. In addition, these competitors may have the ability to respond more quickly to new or emerging technologies, may adapt more quickly to changes in customer requirements and may devote greater resources to the development, promotion and sale of their products than we do. We may also be operating at a cost disadvantage compared to manufacturers who may have greater direct buying power from component suppliers or who may have lower cost structures.

Damage to our competitive position due to our initial failure to penetrate a new market or obtain business from a potential customer may be compounded over time. Once an original equipment manufacturer has selected its own or a competitor’s machine vision or inspection system for integration into its equipment, the original equipment manufacturer is likely to rely on that product for the life of that equipment model, and frequently for follow-on models, even if our products otherwise compare favorably to the vision or inspection product being used. We cannot guarantee successful competition in current or new markets. Increased competition could result in price reductions, reduced margins or loss of market share, any of which could have a material adverse effect on our business.

Our ability to manage our business effectively may be adversely affected if our resource and management information systems or our other information technology systems are significantly impaired.

We have implemented an expanded material resource planning and management information system in our headquarters and at some of our subsidiary locations. We rely extensively on this system and on several other information technology systems to conduct our business. Problems with the operation of those systems could cause substantial management difficulties in operations planning and financial reporting.

Our business could be harmed by acquisitions we complete in the future.

We may pursue potential acquisitions of businesses, products or technologies that we believe could complement or expand our business. Our identification of suitable acquisition candidates, products and technologies involves risks inherent in assessing the values, strengths, weaknesses, risks and profitability of acquisition candidates, including:

•	the effects of the possible negotiation and acquisition on our business;
•	diversion of our management’s attention; and
•	risks associated with unanticipated problems or latent liabilities.

If we are successful in pursuing future acquisitions, we may be required to expend significant funds, incur additional debt or issue additional securities, which may negatively affect our results of operations and be dilutive to our stockholders. If we spend significant funds or incur additional debt, our ability to obtain financing for working capital or other purposes could decline, and we may be more vulnerable to economic downturns and competitive pressures. We cannot guarantee that we will be able to finance additional acquisitions or that we will realize any anticipated benefits from acquisitions that we complete. The process of integrating acquired businesses, products or technologies into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of our existing business.

We may be unable to recruit and retain necessary personnel because of intense competition for highly skilled personnel.

We believe that our future success will depend upon our ability to continue to attract, retain and motivate highly skilled employees, such as software and hardware engineers. The market for these employees is intensively competitive, and we have occasionally experienced delays in hiring qualified personnel. Due to the cyclical nature of the demand for our products and the most recent downturn in the semiconductor market, we reduced our workforce in 2001 as a cost reduction measure. Because of the current semiconductor market upturn, we may need to rebuild our workforce in conformity with expected production, sales and service levels. Due to the competitive nature of the labor markets in which we operate, this type of employment cycle increases our risk of being unable to retain and recruit key personnel. Our inability to recruit, retain and train adequate numbers of qualified personnel on a timely basis could adversely affect our ability to develop, design, manufacture, market, install and support our products and may result in lost revenues and market share if customers seek alternative solutions. In addition, we are dependent on several key employees in different sections of our business. Our failure to retain those persons or the unexpected loss of any one of their services could materially harm our business and results of operations. The Company does not maintain “key man” life insurance on the lives of any of its personnel.

Our international business operations expose us to a number of difficulties in coordinating our worldwide activities and in dealing with multiple regulatory environments.

We conduct our business worldwide, primarily in Europe, Japan, the rest of Asia, and the United States. Our sales in each of these regions, for the periods indicated, were as follows:

	Europe	Japan	Rest of Asia	United States
Fiscal Year 2003	25%	16%	48%	11%

Fiscal Year 2002	26%	20%	49%	5%

Fiscal Year 2001	37%	21%	34%	8%

As a result, our revenues and profits are, to a very high degree, subject to the general economic conditions in these areas. In addition, because our executive offices and most of our research and development operations are located in Belgium, its specific economic condition may have a direct impact on our operations and the market price of our stock. Adverse changes in the economic conditions within one or more of these areas including, for example, the recent economic downturn in 2001, have had, and could continue to have, a material adverse effect on our business and prospects.

Further, our business may be adversely affected by risks inherent in international operations, including:

•	transportation delays or interruptions from international suppliers;
•	various regulatory requirements, such as the satisfaction of rigorous European Union compliance requirements for our products;
•	political and economic changes and disruptions;
•	export/import controls, trading policies and tariff regulations;
•	difficulties in staffing and managing foreign sales and support operations;
•	difficulties in managing distributors, representatives and third party systems integrators;
•	challenges presented by collecting trade accounts receivable in foreign jurisdictions;
•	longer sales cycles;
•	fewer legal protections for intellectual property;
•	governmental currency controls and restrictions on repatriation of earnings;
•	changes in various regulatory requirements; and
•	possibly adverse tax consequences.

The risks associated with international operations could have a material adverse effect on our business, financial condition and results of operations.

To support our international customers, we maintain subsidiaries in Belgium, Hong Kong, Germany, Japan, Singapore, the United States, and mainland China, and we have liaison offices in Korea, Taiwan and the Philippines. We cannot guarantee that we will be able to manage these operations effectively, or that we will be able to compete successfully in international markets or to meet the service and support needs of our customers, some of whom are located in countries where we have no infrastructure.

Fluctuations in currency exchange rates could harm our business.

Starting January 1, 2003, we began to treat the Euro as our preferred invoice currency. As expected, Euro revenues gained substantial weight as a percentage of our total revenues in the course of fiscal 2003. In prior years, the majority of our revenues were in U.S. dollars and Japanese yen. In 2003, revenues denominated in Euro constituted 62% of our revenues, revenues denominated in U.S. dollars constituted 22% of our revenues, and revenues denominated in Japanese yen constituted 16% of our revenues. We anticipate that a significant portion of our revenues will continue to be in Euro, and that the remainder of our revenues will be primarily in U.S. dollars and Japanese yen. We incur expenses in a number of currencies, 75% of which were in Euro in 2003 and 62% of which were in Euro in 2002. We anticipate that a significant portion of our expenses will continue to be in several currencies, including the Euro, the U.S. dollar, the Japanese yen, the Singapore dollar and the Hong Kong dollar. Fluctuations in the value of several currencies, and especially a decrease in the value of the Euro in comparison to the U.S. dollar, the Singapore dollar, the Hong Kong dollar or the Japanese yen, would likely increase our Euro-reported expenses that are incurred in the several aforementioned currencies. Conversely, the decreasing value of the U.S. dollar as compared to the Euro has had the effect of reducing our Euro reported revenues for our U.S. dollar denominated sales in fiscal year 2003. As a result, currency fluctuations could have a material adverse effect on our business, financial condition and results of operations. Changes in currency exchange rates can make it more difficult for us to compete with foreign manufacturers on price. If our international sales in currencies other than the Euro increase relative to our total sales, these factors could have an even more pronounced effect on our operating results.

We do not engage in hedging transactions for the purpose of reducing our foreign currency exposure on sales in currencies other than the Euro, but we may engage in hedging activities in the future for this purpose. There is a risk that these hedging activities will not be successful in mitigating our foreign exchange risk exposure.

Risk Factors Relating to Our Common Stock and Belgian Incorporation

Management wields considerable control over our future, and decisions they make may be detrimental to your interests.

On February 18, 2004, our directors, officers and their affiliates or relatives collectively owned approximately 33.9% of our outstanding common stock, as well as stock options that after dilution represent 1.1% of the share capital. Under our Articles of Association, stockholders who either belong to our management or the management of ICOS Vision Systems NV or are entrusted with the day-to-day management of any of our subsidiaries, or any subsidiaries of ICOS Vision Systems NV, are entitled to jointly present a list of candidates out of which at least 50% of the directors of our Board are nominated. In addition, under our Articles, Joseph Verjans, our Chairman of the Board of Directors, is entitled to present a list of candidates out of which one director of our Board is nominated. The nomination right of Mr. Verjans is transferable to any stockholder at any time, but in any event will expire upon the death of Mr. Verjans. Accordingly, management will be able to control the election of the Board of Directors and the direction of our affairs. By virtue of its stock ownership, management will be able to exert substantial influence over actions requiring stockholders’ approval, as well, including capital increases and decreases and other amendments to our Articles, mergers, sales of assets or other business acquisitions or dispositions. Management stockholders may exercise their influence in a manner detrimental to your interests.

Provisions of our charter, Belgian law and European Union regulations may discourage takeover offers and may limit the price investors would be willing to pay for our common stock.

Our Articles, the Belgian Company Code (“Belgian Company Law”), certain other provisions of Belgian law and the European Union regulations contain numerous provisions that may discourage bids for our common stock, business or assets. This could limit the price that investors might be willing to pay for shares of our common stock, business or assets. Our Articles contain provisions permitting management and Joseph Verjans to present candidates out of which at least 50% of the members and one member, respectively, of our Board of Directors are nominated. Belgian Company Law and our Articles require any person or persons acting in concert who (i) acquires over 50% of the voting rights regardless of the price or compensation paid in consideration thereof or (ii) acquires or is deemed to acquire control of us by purchasing our shares of common stock at a price, or for compensation, above the then market price for those shares, to offer to purchase the balance of our outstanding common stock on the same terms. In addition, Belgian Company Law provides that, in principle, public takeover bids must be made for all of our outstanding voting securities and are subject to the supervision of, and must be on the basis of a prospectus approved by, the Belgian Banking, Finance and Insurance Commission. In addition, takeover bids in certain circumstances may be subject to the prior approval of the European Commission or

Belgian competition authorities. Our Articles and these laws, rules and regulations may discourage offers for our business that would be advantageous to you.

Because we are a Belgian company, your rights as a stockholder may be different and, in some cases, more limited than if we were incorporated under the laws of another jurisdiction.

You should be aware that your stockholder rights may be limited because of our Belgian incorporation. Because we are a Belgian corporation, our corporate affairs are governed by our Articles and Belgian Company Law. Although certain provisions of our Articles and Belgian Company Law resemble various provisions of the organizational documents and corporation laws of other European countries, principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management and the rights of our stockholders may differ from those that would apply if we were incorporated in another European country or in the United States. Without limitation, some examples of these differences include:

•	members of our Board of Directors serve for terms of six years;
•	there is no statutory right of appraisal under Belgian law with respect to mergers;
•	the right of stockholders of a Belgian corporation to sue derivatively (on the corporation’s behalf) is limited; and
•	Belgian employment law imposes substantial severance obligations on companies, which increase with the tenure of the employee.

Because we are a Belgian company, you may be unable to serve legal process or enforce judgments against us and our officers and directors.

We are a Belgian corporation and a substantial portion of our assets are located in Belgium. Most of our executive officers and directors and our independent auditors and Belgian legal counsel are not residents of the United States. Furthermore, all or a substantial portion of these people’s assets are located outside the United States. As a result, you may not be able to effect service of process within the United States upon these people. You may also be unable to enforce any judgments of United States courts that are predicated upon the civil liability provisions of the securities or other laws of the United States on these people or us. We have been advised by our Belgian counsel that civil liabilities under the securities and other laws of the United States may not be enforceable in original actions instituted in Belgium, or in actions instituted in Belgium to enforce judgments of United States courts. Actions for enforcement of judgments of United States courts may be successful only if the Belgian court confirms the substantive correctness of the judgment of the United States court, and is satisfied:

•	that the judgment is not contrary to Belgian principles of public policy or rules of Belgian public law;
•	that the judgment did not violate the rights of the defendant;
•	that the judgment is not subject to further appeal under United States law;
•	that the United States court did not accept its jurisdiction solely on the basis of the nationality of the plaintiff; and
•	as to the authenticity of the text of the judgment submitted to it.

The volatility of our stock price could adversely affect your investment in our common stock.

The market price of our common stock has fluctuated widely. Consequently, the current market price of our common stock may not be indicative of its future market prices, and we may be unable to sustain or increase the value of an investment in our common stock. We believe that a variety of factors could cause the price of our common stock to fluctuate, perhaps substantially, including:

•	announcements and rumors of developments related to our business;
•	quarterly fluctuations in our actual or anticipated operating results;
•	general conditions in the semiconductor manufacturing and electronic assembly industries;

•	general conditions in the worldwide economy;
•	announcements of technological innovations;
•	our new products or product enhancements, as well as those of our competitors;
•	developments in patents or other intellectual property rights and litigation; and
•	developments in our relationships with our customers and suppliers.

Our shares are traded in Euro on Euronext Brussels while our shares on Nasdaq are traded in U.S. dollars. As a result, changes in the value of the Euro as compared to the U.S. Dollar will affect the relative value of our shares in the currencies used in those markets and may increase the volatility of our stock price.

In addition, in recent years the stock market in general, and the markets for shares of small capitalization and “high-tech” companies in particular, have experienced extreme price fluctuations that have often been unrelated to the operating performance of affected companies. Any such fluctuations in the future could adversely affect the market price of our common stock, and the market price of our common stock may decline.

OFFER STATISTICS AND EXPECTED TIMETABLE

Mr. Verjans may offer and sell to the public up to 1,200,000 shares of our common stock, no par value, in this offering. As of May 14, 2004, Mr. Verjans had sold 53,606 shares of stock under this prospectus, pursuant to normal brokers’ transactions under Registration Statement No. 333-97551. Therefore, as of that date, 1,146,394 shares remain available to be offered and sold by Mr. Verjans hereunder. Mr. Verjans may offer these shares from time to time, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. There is no definite time period during which the offer will be open. However, we reserve the right to terminate or suspend this offer at any time at our discretion.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and indebtedness as of March 31, 2004.

March 31, 2004
(Unaudited) (In Thousands of Euros)
Short-term indebtedness
Secured	517
Unsecured	—

Total short-term indebtedness	€517
Long-term liabilities
Secured	5,134
Unsecured	—

Total long-term liabilities	€5,134
Shareholders’ equity:
Common stock, no par value, 10,507,810 shares issued and outstanding at March 31, 2004	3,230
Additional paid-in-capital	22,317
Retained earnings	34,394
Accumulated other comprehensive income (loss)	(737)
Total shareholders’ equity	59,204
Total capitalization	€64,338

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock by Mr. Verjans.

INTERESTS OF EXPERTS AND COUNSEL

None of the following experts or counsel has, nor shall any of them receive, any interest that would require disclosure in this prospectus. Certain legal matters relating to Belgian law have been passed upon for us by

EUBELIUS, Brussels, Belgium. Certain other legal matters in connection with the offering registered hereunder may be passed upon for us by our United States counsel, Brown Rudnick Berlack Israels LLP, Boston, Massachusetts. Our consolidated financial statements as of December 31, 2002 and 2003 and for each of the years in the three-year period ended December 31, 2003, have been incorporated in this prospectus by reference to our Annual Report on Form 20-F for the year ended December 31, 2003 in reliance on the report of Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren, independent public accountants, and upon the authority of said firm as experts in accounting and auditing.

OFFER AND LISTING

Offer and Listing Details

Joseph Verjans is offering for sale up to 1,200,000 shares of our common stock, no par value, under this prospectus. Mr. Verjans may offer these shares from time to time, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. As of May 14, 2004, Mr. Verjans had sold 53,606 shares of stock under this prospectus, pursuant to normal brokers’ transactions under Registration Statement No. 333-97551. Therefore, as of that date, 1,146,394 shares remain available to be offered and sold by Mr. Verjans hereunder.

Plan of Distribution

We are registering the shares on behalf of Mr. Verjans and any pledgees, donees, distributees, transferees or other successors-in-interest selling shares received from Mr. Verjans as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus. A supplement to this prospectus may be filed naming that successor-in-interest prior to consummating a sale hereunder. Mr. Verjans will act independently of us in making decisions with respect to the timing, manner and size of any sale of the shares covered by this prospectus. Mr. Verjans may offer his shares of our common stock at various times in one or more of the following transactions:

•	on one or more exchanges;
•	in the over the counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions;
•	in private transactions other than an exchange or in the over the counter market;
•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;
•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;
•	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	in connection with short sales of the shares of our common stock;
•	in connection with the writing of non-traded and exchange-traded call options;
•	in hedge transactions and in settlement of other transactions or over the counter options;
•	by pledge to secure debts and other obligations; or
•	in a combination of any of the above transactions.

In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution to the public. In connection with distributions of the shares or otherwise, Mr. Verjans may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, broker-dealers or other financial institutions may engage in short sales of the shares in the course of hedging the position they assume with Mr. Verjans. Mr. Verjans also may sell the common stock short and redeliver the shares to close out such short positions. Mr. Verjans also may pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this prospectus (as may be amended or supplemented to reflect such transaction).

In effecting sales, broker-dealers or agents engaged by Mr. Verjans may arrange for other broker-dealers to participate in the resales. Sales may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

Mr. Verjans may pay broker-dealers or agents compensation in the form of commissions, discounts or concessions in amounts to be negotiated in connection with the sales. In offering the shares covered by this prospectus, these broker-dealers and any other participating broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, in connection with such sales. Any profits realized by Mr. Verjans and any commissions, discounts or concessions received by any broker-dealer or agent may be deemed to be underwriting discounts or commissions under the Act.

Mr. Verjans may designate agents who agree to use their reasonable or best efforts to solicit purchases for the period of their appointment or to sell securities on a continuing basis. Mr. Verjans may also sell shares directly to one or more purchasers without using broker-dealers, agents or other persons.

In order to comply with the securities laws of some states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised Mr. Verjans that the anti-manipulation rules of Regulation M under the Securities and Exchange Act may apply to sales of shares in the market and to his activities and the activities of any affiliates. In addition, we will make copies of this prospectus available to Mr. Verjans for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

We will bear all costs, expenses and fees in connection with this registration of the shares. In addition, to facilitate the sales of the shares in an orderly manner we may agree from time to time to pay the expenses of any broker-dealer or agent that participates in transactions involving sales of the shares. We may also agree from time to time to indemnify Mr. Verjans and any broker-dealer or agent that participates in transactions involving the sale of the shares against specified civil liabilities, including liabilities arising under the Securities Act.

Mr. Verjans will bear the costs of commissions and discounts, if any, attributable to the sales of the shares. Mr. Verjans may agree to indemnify any broker-dealer, agent or other person that participates in transactions involving sales of the shares against specified civil liabilities, including liabilities arising under the Securities Act.

If an offer of shares to the public is made through underwriters, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission or other item constituting compensation, any discount commission or concession allowed or reallowed or paid to any dealer, the proposed selling price to the public, and the nature of any material relationship we may have with such underwriter or underwriters.

Certain of the broker-dealers or agents or other persons engaged by Mr. Verjans may also be engaged in transactions with or perform services for us or our subsidiaries in the ordinary course of business.

We have agreed with Mr. Verjans to keep the registration statement of which this prospectus constitutes a part effective until such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in a distribution of the common stock may be limited in its ability to engage in market activities with respect to the common stock. In addition, Mr. Verjans will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations under that act, which may limit the timing of purchases and sales of any common stock by Mr. Verjans. We cannot assure you that Mr. Verjans will sell any or all of his shares of common stock offered hereunder.

Markets

Our common stock is traded on the NASDAQ National Market and on Euronext Brussels under the symbol “IVIS.” Mr. Verjans may utilize these markets to sell the shares offered hereby.

Selling Shareholder

Mr. Verjans has, and could in the future be able to, exert substantial influence over us and over actions requiring stockholders’ approval. Mr. Verjans became our Chief Executive Officer when he joined us in 1984. He served as President and Chairman of our Board of Directors since 1989. Effective April 1, 2002, Mr. Verjans retired as President and Chief Executive Officer. He continues to serve us as Chairman of our Board of Directors. Additionally, under our Articles of Association, Mr. Verjans is entitled to nominate one candidate for our Board. See “Risk Factors,” above.

Mr. Verjans address is c/o ICOS Vision Systems Corporation NV, Research Park Haasrode – Zone 1, Esperantolaan 8, 3001 Heverlee, Belgium. He obtained the securities offered under this prospectus in various transactions, mainly in the period from 1989 through 1996.

The information provided in the table below is based upon information provided to us by Mr. Verjans. The “Maximum Number of Shares Being Offered” and “Number of Shares Beneficially Owned After Offering” listed in the chart below represent a good faith estimate based upon Mr. Verjans’ representations to us. The table sets forth:

•	the number of shares of common stock and the percentage of that class that Mr. Verjans beneficially owned as of May 14, 2004, which includes 19,000 shares of stock held by a company that is controlled by Mr. Verjans;
•	the maximum number of shares of common stock that Mr. Verjans may offer under this prospectus; and
•	the number of shares of common stock and the percentage of that class that Mr. Verjans will beneficially own if all of the shares that may be offered under this prospectus are sold.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned as of May 14, 2004	Percentage of Class Owned as of May 14, 2004	Maximum Number of Shares Being Offered (1)	Number of Shares Beneficially Owned After Offering	Percentage of Shares Owned After Offering
Joseph Verjans c/o ICOS Research Park Haasrode – Zone 1 Esperantolaan 8 3001 Heverlee Belgium	1,687,721	16.1%	1,146,394	541,327	5.2%

(1)    Pursuant to Registration Statement No. 333-97551, Mr. Verjans was entitled to sell up to 1,200,000 shares of stock. As of May 14, 2004, Mr. Verjans had sold 53,606 shares of stock thereunder, pursuant to normal brokers’ transactions. Therefore, as of that date, 1,146,394 shares remain available to be offered and sold by Mr. Verjans hereunder.

Expenses

The following table sets forth the various expenses we expect to pay in connection with the sale and distribution of the securities registered hereby. Mr. Verjans will pay normal commission expenses and brokerage fees. All amounts are estimated.

SEC Registration Fee	$1,500
Accounting Fees and Expenses	$12,000
Legal Fees and Expenses	$60,000
Miscellaneous	$6,500

Total	$80,000

ADDITIONAL INFORMATION

Under Belgian law, our capital structure, including the number of shares authorized and outstanding, is adopted in our Articles of Association and may be changed by our shareholders. Belgian law requires capital authorization by total Euro amount, as opposed to share amount. On June 5, 2002, our shareholders authorized our Board of Directors to increase our issued capital from time to time by a maximum of 3,659,878.53 EUR (which corresponds to approximately $3.6 million, based upon an exchange rate of 1.0087 EUR per U.S. dollar, the noon buying rate in New York City for cable transfers in EUR as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2002). This amendment has become effective pursuant to being formally filed and published in the Belgian State Gazette on July 9, 2002 and will remain effective for five years from such date onwards.

We have only one class of share capital outstanding, our common stock, which has no par value. From December 31, 1999 onwards, we have had 10,507,810 common shares issued and outstanding. All of our issued stock is fully paid. On November 15, 2002, the Board of Directors established a Personnel Stock Option Plan, pursuant to which 245,300 Personnel Stock Options has been issued to directors, officers and eligible employees. Out of such 245,300 Personnel Stock Options, 25% are exerciseable under certain conditions from January 1, 2004 until December 5, 2009, 25% are exercisable under certain conditions from January 1, 2005 until December 5, 2009, 25% are exerciseable under certain conditions from January 1, 2006 until December 5, 2009, and 25% are exerciseable under certain conditions from January 1, 2007 until December 5, 2009. The exercise price of these options amounts to $5.50.

Set forth below is a summary of certain information concerning our common stock, and a brief description of certain provisions contained in our Articles of Association, and of provisions of Belgian Company Law and certain other Belgian laws applicable to our organization and operation. Our Articles of Association have been approved by our stockholders. The summaries and descriptions below do not purport to be complete statements and are qualified in their entirety by reference to the Dutch version of our Articles of Association and Belgian Company Law.

Statutory Auditors

Under Belgian Company Law, the stockholders of a corporation must—subject to some exceptions which are not relevant to us—elect one or more statutory auditors in order to comply with Belgian accounting requirements. A statutory auditor reviews the annual accounts of a corporation to ensure that they accurately and fairly represent the financial condition of the corporation for Belgian accounting purposes. Statutory auditors serve for renewable terms of three years, must be elected by the stockholders and may only be removed by the stockholders for cause at a meeting declared specifically for that purpose. Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren (“KPMG”) is our statutory auditor and as such KPMG issues independent auditor’s reports on both the statutory accounts of the company as well as the consolidated financial statements of the company (prepared in accordance with U.S. GAAP). We plan to continue to retain KPMG as our independent auditor for the foreseeable future.

Liability of Directors, Officers and Statutory Auditors; Indemnification Agreements

Under Belgian law, directors and the statutory auditor may be liable for damages to us, a receiver in bankruptcy and third parties in case of improper performance of their duties, violation of our Articles of Association or Belgian Company Law or tortious misconduct. Under certain circumstances, directors may also be criminally liable. One or more stockholders of record holding at least one percent of the votes attached to the outstanding shares of our common stock or holding shares representing a fractional value in our outstanding capital of at least 1,250,000 EUR (approximately 30,273 shares) can sue the directors and the statutory auditor derivatively on behalf of us, provided that (i) they have not approved the discharge of liability of the directors and the auditors, (ii) they were stockholders of record meeting the above requirements at the time of the stockholders meeting that approved the discharge of liability, (iii) a causal link exists between the alleged wrongdoing and the loss suffered by us and (iv) certain other conditions under Belgian Company Law are satisfied.

A simple majority of the stockholders at the annual meeting of our stockholders may discharge directors and the statutory auditor from liability to us relating to the performance of their respective duties with respect to a given fiscal year after the presentation of a management report and the annual accounts by our directors and presentation of the statutory auditors’ report to the stockholders. Stockholders who approve this discharge are generally precluded from bringing derivative suits on behalf of us on such grounds. A discharge of director or auditor liability approved at a stockholders meeting is not valid where the annual accounts do not accurately reflect our state of affairs and business results. Violations of our Articles of Association or Belgian Company Law may only be discharged if specifically disclosed to the stockholders. A discharge does not relieve such persons from liability to third parties or for violations of Belgian Company Law or our Articles of Association. Notwithstanding a general discharge, directors and auditors may be held liable for willful misconduct and fraud in the performance of their duties.

We have entered into an indemnification agreement with each of our directors and certain of our officers and plan to enter into similar agreements in the future. Generally, each indemnification agreement is intended to provide the maximum protection permitted by Belgian law with respect to the indemnification of the director or officer. The indemnification agreements provide that we will pay certain amounts incurred by a director or officer in connection with any civil action or proceeding (excluding actions by or in our name, i.e. derivative suits) where the individual’s involvement is by reason of the fact that he is or was a director or officer. Such amounts include, to the maximum extent permitted by law, attorneys fees, judgments, damages, penalties, settlement amounts and other expenses customarily incurred in connection with legal proceedings. Under the indemnification agreements, a director or officer will not receive indemnification if he is found not to have acted in good faith in the reasonable belief that his action was in our best interests.

We also maintain directors’ and officers’ liability insurance.

Voting Rights

Each holder of common stock is entitled to one vote per share. With some exceptions, matters presented at a stockholder’s meeting may be approved by a simple majority of the votes cast. There is no cumulative voting. In certain circumstances, voting rights of stockholders can be suspended if they do not satisfy certain ownership reporting requirements.

Our stockholders have sole authority to make determinations regarding matters such as: (i) the approval of our annual accounts, (ii) the election or dismissal of directors and the statutory auditor, (iii) the discharge of the liability of our directors and statutory auditor, (iv) the determination of the directors’ and statutory auditor’s remuneration, (v) decisions of dissolution, merger and certain other reorganizations and (vi) capital increases (with the exception of capital increases within the limits of the authorization to the Board of Directors as set forth above) and decreases and any other amendment to our Articles of Association.

According to Belgian Company Law and our Articles of Association, increases of our share capital or any authorization granted to the Board of Directors to increase the capital, resolutions for our dissolution, merger and certain other reorganizations, changes to our corporate purpose, any amendment of our Articles of Association and certain other matters require (i) the presence or representation of a quorum of at least 50% of our outstanding share capital and (ii) the approval of at least 75% of the share capital represented at the meeting (80% in the case of a change to our corporate purpose). If a quorum is not achieved at a meeting, a second meeting, requiring no quorum, may be called in accordance with the standard procedures of Belgian Company Law, though the majority requirements for approval remain unchanged.

Any stockholder that is entered in our share register as the owner of common stock at 12 p.m. on the fifth business day prior to the meeting is entitled to attend and vote at a stockholders meeting, either in person or by proxy. Our Articles of Association authorize the Board of Directors to, in its discretion, require all owners of registered shares to advise the Board at least three business days before the day of the meeting of their intention to attend the meeting.

Stockholders’ Meetings

Annual meetings of our stockholders are held at our registered office or as otherwise determined by the Board of Directors. At annual meetings, the Board of Directors submits our audited accounts (which are prepared in accordance with Belgian law) for approval, together with the proposed allocation of profits or losses, a proposal for the discharge of director’s and auditor’s liability and, if necessary, the proposed election or dismissal of directors and the statutory auditors. The Board of Directors also submits a report describing our activities over the past fiscal year, any capital increase or decrease or issuance of convertible bonds and warrants, any material events that have occurred since the close of the fiscal year, any developments that are likely to have a significant impact on our business and work that was performed regarding research and development. Our Articles of Association provide that a quorum of one-third of our outstanding share capital is required for an annual meeting of stockholders.

Special meetings of our stockholders may be held upon at least fifteen days’ notice and may be convened by the Board of Directors, our statutory auditor, or at the request of the stockholders of record representing at least 20% of our outstanding share capital. A quorum of at least 50% of our outstanding share capital is required for a special meeting that is convened for the purposes of approving any amendments to our Articles of Association, a change to our corporate purpose, an increase or decrease in our capital, a merger, dissolution or certain other reorganizations, it being understood that a second meeting, requiring no quorum, may be called if such quorum is not achieved.

Election of the Board of Directors

Our Directors are elected for terms not exceeding six years, and are elected and may be removed at any time by a majority vote of our stockholders. Our Articles of Association contain provisions permitting management and Joseph Verjans to nominate for election a majority and one of the members, respectively, of our Board of Directors. See “Risk Factors,” above.

Vacancies on the Board of Directors

Under Belgian Company Law, the Board of Directors may provisionally fill vacancies resulting from the resignation, removal or death of any of its members. A director elected to fill a vacancy shall hold office until the next meeting of stockholders, which must confirm his election, or until his earlier death, resignation or removal.

Ownership Reporting

Our Articles of Association require any person (including any person acting in concert or affiliated with that person) who acquires ownership rights or certain rights to acquire the ownership of voting securities entitled to 5% or more of the total outstanding voting rights to give notice of the acquisition to our Board of Directors and the Belgian Banking, Finance and Insurance Commission within two business days of acquiring the interest. An additional notice is required when a stockholder’s ownership rights or certain rights to acquire the ownership of voting securities cross any multiple of 5% (upwards or downwards) of our total outstanding voting rights. Voting rights are suspended with respect to securities for which such notice has not been effected at least 45 days before the date of the stockholder meeting at which such shares are voted.

Dividends

Under Belgian Company Law, the stockholders decide on the distribution of profits at the annual stockholders meeting based on, and after having approved, our latest annual audited accounts. Our current policy is to propose that the stockholders vote to retain our earnings to finance future growth. Stockholders, however, may not declare a dividend if we have not first reserved at least five percent of our profits for the fiscal year until such reserve has reached an amount equal to ten percent of our share capital (the “Non-Distributable Reserves”) or if following any such dividend, the level of our net assets falls below the sum of our paid-in capital and our Non-Distributable Reserves. Dividends may be paid either in cash or in kind. All dividends with respect to registered shares that remain unclaimed for a period of five years after having been declared revert to us and are forfeited.

Preferential Subscription Rights

All of our stockholders have preferential subscription rights in the event of any increase in our share capital by contribution in cash. The Board of Directors has been authorized by our stockholders to eliminate or limit these preferential subscription rights in connection with certain specific issuances of securities if the Board determines that it is in our best interests and complies with certain procedures under Belgian Company Law. In addition, the stockholders may agree to eliminate or limit their preferential subscription rights with approval of at least 75% of the shares represented at a stockholder meeting for the purpose of special increases of our share capital.

Antitakeover Provisions

There are several provisions under Belgian law which apply to us and may make an unfriendly tender offer, proxy contest, merger or other change in control more difficult than for companies organized in the United States. These provisions have the effect of reducing our vulnerability to unsolicited acquisition proposals and discourage certain tactics that may be used in proxy contests. Such provisions could have the effect of discouraging others from making tender offers for the shares of our common stock and, as a consequence, they also may inhibit fluctuations of the market price of the shares of our common stock that could result from actual or rumored takeover attempts. Such factors also may have the effect of preventing changes in our management.

Public takeover bids are subject to the supervision of the Belgian Banking, Finance and Insurance Commission. If a takeover bid is not in compliance with applicable law, the Commission may take several kinds of measures, including without limitation imposing an administrative fine or prohibiting the person responsible for the infringement of the applicable law to make use of the rights and advantages it may obtain from such infringement.

Public takeover bids, in principle, must be made for all the outstanding voting securities we have issued. Prior to making a bid, a bidder must issue a prospectus that is approved by the Belgian Banking, Finance and Insurance Commission. In addition, takeover bids in certain circumstances may be subject to the prior approval of the European Commission or Belgian competition authorities.

Belgian Law and our Articles of Association require any person or persons acting in concert who (i) purchases over 50% of our outstanding shares of common stock or (ii) acquires or is deemed to acquire control over us by purchasing our shares of common stock at a price, or for compensation, above the then market price for such shares, to offer to purchase the balance of our outstanding shares of common stock on the same terms. In addition, under Belgian law, in the event that a person intends to acquire the joint or exclusive control of us through one or several transactions relating to our shares (other than through a public tender offer, which is governed by the rules set forth in the preceding paragraph), the acquirer must notify the Belgian Banking, Finance and Insurance Commission of the contemplated transaction at least five days prior to engaging in such transaction. If the price paid for the shares that results in the change of control exceeds the market price of such shares at the time of the acquisition, the acquirer must offer to all other stockholders the opportunity to sell their shares at the highest price offered by the acquirer for our shares during the twelve month period preceding the acquisition of its control. The acquirer must give the other stockholders this opportunity within 30 days after its acquisition of control either (i) in the form of a public takeover bid or (ii) pursuant to an undertaking to support this stock price on the relevant stock exchange.

As noted above, our Articles of Association, the Belgian Company Law and certain other provisions of Belgian law contain provisions that may discourage bids for us. The Articles of Association contain provisions permitting management and Joseph Verjans to nominate for election a majority and one, respectively, of the members of our Board of Directors. The right of Mr. Verjans to nominate one director for election to our Board of Directors is transferable to any stockholder at any time, but in any event will expire upon the death of Mr. Verjans.

Rights of Purchase and Redemption

We may redeem or acquire our own shares subject to certain conditions under Belgian Company Law including the following: (i) such redemptions or acquisitions must be approved in advance by the stockholders; (ii) the aggregate amount of redeemed stock held by us at any time may not exceed 10% of our total capital; (iii) such redemptions or acquisitions may be made only with funds that would otherwise be available for distribution to the stockholders and may not decrease our net assets below a specified level in relation to our total capital; and (iv) offers to redeem stock must be made to all stockholders on the same terms through a public offer approved in advance by the Belgian Banking, Finance and Insurance Commission.

Exchange Controls and Other Provisions Related to Non-Belgian Stockholders

There are no Belgian exchange control restrictions on investments in or payments on our securities. There are no special restrictions in our Articles of Association or Belgian law that limit the right of stockholders who are not citizens or residents of Belgium to hold or vote shares of common stock.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is Mellon Investor Services.

ENFORCEABILITY OF CIVIL LIABILITY AGAINST FOREIGN PERSONS

We are a Belgian corporation. Most of our officers and directors and experts named in this prospectus are not residents of the United States. All or a substantial portion of the assets belonging to these individuals are located outside the United States. Substantial portions of our assets are located in Belgium and other foreign countries. As a result, it may not be possible for you to effect service of process within the United States on us or most of our officers or directors or experts. It is possible that a Belgian court would not enforce liabilities upon us or our officers and directors in original actions predicated solely upon the federal securities laws of the United States. You also may not be able to enforce judgments of United States courts in Belgium that are based on the civil liability provisions of the federal securities laws of the United States. Enforcing judgments of United States courts in Belgium might be successful only if a Belgian court confirms that the judgment of the United States court is substantively correct and is satisfied:

•	that the judgment is not contrary to the principles of public policy in Belgium or rules of Belgian public law;
•	that the judgment did not violate the rights of the defendant;
•	that the judgment is not subject to further appeal under United States law;
•	that the United States court did not accept its jurisdiction solely on the basis of the nationality of the plaintiff; and
•	as to the authenticity of the text of the judgment submitted to it.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (SEC). You may read and copy any document we file at the SEC’s public reference rooms at 450 Fifth Street, NW., Washington, D.C., 20549, and in Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for more information about these public reference rooms. The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. We have filed electronically with the SEC since February 21, 2003, and our electronic filings since that date are available at the SEC’s internet site.

This prospectus is part of a registration statement, as amended, that we have filed with the SEC (file number 333-97551) on Form F-3 under the Securities Act of 1933, as amended, with respect to the common stock offered in connection with this prospectus. This prospectus does not contain all of the information set forth in the registration statement, as amended. We have omitted parts of the registration statement, as amended, in accordance with the rules and regulations of the SEC. For further information with respect to us and to our common stock, you should refer to the registration statement, as amended. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, you should refer to the copy of such contract or document filed as an exhibit to or incorporated by reference in the registration statement, as amended. Each statement as to the contents of such contract or document is qualified in all respects by such reference. You may obtain copies of the registration statement, as amended, (i) without charge at the SEC’s website, www.sec.gov, (ii) from the SEC’s principal office in Washington, D.C. upon payment of the fees prescribed by the SEC, or (iii) you may examine the registration statement without charge at the offices of the SEC described above.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information that we submit to it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

•	Our Report on Form 6-K furnished April 29, 2004;
•	The financial statements contained in our Report on Form 6-K furnished April 28, 2004, relating to the first quarter ended March 31, 2004;
•	Our Annual Report on Form 20-F for the year ended December 31, 2003 filed April 6, 2004; and
•	The description of the common stock contained in our Registration Statement on Form 8-A filed under the Securities Exchange Act of 1934, as amended, dated November 23, 1997 and filed on December 3, 1997, File No. 0-29554, as amended by the description of capital stock contained in the “Additional Information” section of the Registration Statement on Form F-3 (file number 333-97551) filed on July 30, 2002.

We also incorporate by reference all subsequent annual reports filed on Form 20-F, Form 40-F or Form 10-K, and all subsequent filings on Forms 10-Q and 8-K we file pursuant to the Securities Exchange Act of 1934, as amended, prior to the termination of the offering to which this prospectus relates, and all such filings are hereby deemed incorporated by reference into this prospectus. In addition, we will incorporate by reference some future reports on Form 6-K, but only to the extent indicated in those reports.

We will provide to any person, including any beneficial owner, to whom a prospectus is delivered, without charge upon written or oral request a copy of any or all of the information that has been incorporated by reference into this prospectus but not delivered with the prospectus. You may request a copy of any of these filings, at no cost, by writing or telephoning us at the following address:

ICOS Vision Systems, Inc.

2000 Wyatt Drive –Suite 13

Santa Clara, CA 95054

(408) 567-9511

Attn: Max Mirgoli, General Manager

You should rely only on the information contained in this document (or any supplement) or to which we have referred you. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR

SECURITIES ACT LIABILITIES

Our Articles of Association allow us to enter into indemnification agreements eliminating the personal liability of our directors and certain officers for breach of fiduciary duty to the full extent permitted by Belgian law. We have entered into indemnification agreements with our directors and certain of our officers. An effect of these provisions is to permit us such indemnification for liabilities arising under the Securities Act of 1933. Each indemnification agreement attempts to provide the maximum protection permitted by Belgian law. They provide that we will pay certain amounts incurred by a director or officer in connection with any civil or criminal proceeding (excluding derivative actions).

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against United States public policy as expressed in the Securities Act and is therefore unenforceable in the United States.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Indemnification of Directors and Officers

The Registrant’s Articles of Association allow the Registrant to enter into indemnification agreements eliminating the personal liability of directors and certain officers of the Registrant for breach of fiduciary duty to the full extent permitted by Belgian law. The Registrant has entered into indemnification agreements with its directors and certain of its officers. An effect of these provisions is to permit such indemnification by the Registrant for liabilities arising under the Securities Act. Each indemnification agreement attempts to provide the maximum protection permitted by Belgian law. They provide that the Registrant will pay certain amounts incurred by a director or officer in connection with any civil or criminal proceeding (excluding derivative actions).

Item 9. Exhibits

Exhibit Number		Reference

5.01	Legal Opinion of EUBELIUS	*

23.01	Consent of EUBELIUS (included in its legal opinion filed as Exhibit 5.01 to this Registration Statement)	*

23.02	Consent of Brown Rudnick Berlack Israels LLP	*

23.03	Consent of Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren	23.03

24.01	Power of Attorney	**

*    Previously filed as an exhibit of the same number to the Registration Statement on Form F-3 (file number 333-97551) filed on July 30, 2002, and incorporated herein by reference.

**    Previously filed and contained on pages II-4 and II-5 to the Registration Statement on Form F-3 (file number 333-97551) filed on July 30, 2002, and incorporated herein by reference.

Item 10. Undertakings

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)  To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” in the effective Registration Statement;

(iii)    To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    To file a post-effective amendment to the Registration Statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of Regulation S-X if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

(f) Not applicable.

(g) Not applicable.

(h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the

Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(i)	Not applicable.

(j)	Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form F-3 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Heverlee, Belgium, on May 14, 2004.

ICOS VISION SYSTEMS CORPORATION NV

By:	/s/ Antoon De Proft

Antoon De Proft, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Joseph Verjans	Chairman of the Board of Directors	May 14, 2004

/s/ Antoon De Proft Antoon De Proft	Principal Executive Officer and Director	May 14, 2004

* Dominique Vercammen	Principal Financial and Accounting Officer	May 14, 2004

* August Smeyers	Vice President of Research and Development and Director	May 14, 2004

* Masoud (Max) Mirgoli	Authorized U.S. Representative	May 14, 2004

* Fred Chaffart	Director	May 14, 2004

* Exeter International, N.V., represented by Paul de Vrée	Director	May 14, 2004

* André Oosterlinck	Director	May 14, 2004

*By:	/s/ Antoon De Proft Antoon De Proft Attorney-in-fact

EXHIBIT INDEX

Exhibit Number		Reference
5.01	Legal Opinion of EUBELIUS	*
23.01	Consent of EUBELIUS (included in its legal opinion filed as Exhibit 5.01 to this Registration Statement)	*
23.02	Consent of Brown Rudnick Berlack Israels LLP	*
23.03	Consent of Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren	23.03
24.01	Power of Attorney	**

*      Previously filed as an exhibit of the same number to the Registration Statement on Form F-3 (file number 333-97551) filed on July 30, 2002, and incorporated herein by reference.

**    Previously filed and contained on pages II-4 and II-5 to the Registration Statement on Form F-3 (file number 333-97551) filed on July 30, 2002, and incorporated herein by reference.

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